                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                Amendment No. 16*

                                   BELO CORP.
             -------------------------------------------------------
                                (Name of Issuer)

                Series A Common Stock, par value $1.67 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   080555 10 5
                   ------------------------------------------
                                 (CUSIP Number)



                                December 31, 2002
        -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 080555 10 5                                         Page 2 of 6 Pages

1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
                  Robert W. Decherd

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) [ ]
                  (b) [ ]

3.        SEC USE ONLY

4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  5.   SOLE VOTING POWER
                             8,705,805(1)(2)
 Number of
   Shares         6.   SHARED VOTING POWER
Beneficially                 23,159(1)(3)
 Owned by
   Each           7.   SOLE DISPOSITIVE POWER
Reporting                    8,705,805(1)(2)
Person With
                  8.   SHARED DISPOSITIVE POWER
                             23,159(1)(3)

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,728,964(1)(2)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
                  See Item 4 below.

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  8.5%(4)

12.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

CUSIP No. 080555 10 5                                         Page 3 of 6 Pages

ITEM 1.

         (a)      Name of Issuer:

                           Belo Corp.

         (b)      Address of Issuer's Principal Executive Offices:

                           P.O. Box 655237
                           Dallas, Texas 75265-5237

ITEM 2.

         (a)      Name of Person Filing:

                           Robert W. Decherd

         (b)      Address of Principal Business Office, or if none, Residence:

                           P.O. Box 655237
                           Dallas, Texas 75265-5237

         (c)      Citizenship:

                           United States

         (d)      Title of Class of Securities:

                           Series A Common Stock, par value $1.67 per share

         (e)      CUSIP Number:

                           080555 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ] Broker or Dealer registered under Section 15 of the Act
                      (15 U.S.C. 78o).

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)      [ ] Insurance Company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78o).

         (d)      [ ] Investment Company registered under section 8 of the
                      Investment Company Act (15 U.S.C. 80a-8).

         (e)      [ ] An investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

         (f)      [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

CUSIP No. 080555 10 5                                         Page 4 of 6 Pages


         (g)     [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h)     [ ] A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)     [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)     [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

         (a)     Amount Beneficially Owned:  8,728,964(1)(2)

         (b)     Percent of Class:  8.5%(4)

         (c)     Number of shares as to which the person has:

                 (i)    sole power to vote or to direct the vote:

                                 8,705,805(1)(2)

                 (ii)   shared power to vote or to direct the vote:

                                 23,159(1)(3)

                 (iii)  sole power to dispose or to direct the disposition of:

                                 8,705,805(1)(2)

                 (iv)   shared power to dispose or to direct the disposition of:

                                 23,159(1)(3)

---------

(1) Series B common stock is convertible at any time on a share-for-share basis into Series A common stock. Pursuant to Rule 13d-3(d)(1)(i), the Reporting Person is deemed to be the beneficial owner of the Series A shares into which the Series B shares are convertible, and such Series A shares are included in this number.

(2) Includes 1,482,949 Series B shares subject to options which are presently exercisable or which become exercisable within 60 days, 4,285 Series A shares held in the Issuer's 401(k) plan, and 212,536 Series A shares and 435,480 Series B shares indirectly held in grantor retained annuity trusts (the "GRATs"). Also includes 43,980 Series A shares and 132,000 Series B shares held in trusts (the "Trusts") for which Mr. Decherd serves as trustee, and 111,224 Series B shares held by a charitable foundation (the "Foundation") established by Mr. Decherd and his wife and for which Mr. Decherd serves as Chairman and director, but does not include 1,200 Series A shares and 1,200 Series B shares owned by Mr. Decherd's wife, and 37,381 Series A shares and 55,904 Series B shares held in trusts established for the benefit of Mr. Decherd's minor daughter, as to all of which shares Mr. Decherd disclaims beneficial ownership.

(3) These shares of Series B stock are held by Mr. Decherd in joint tenancy with his wife.

(4) Pursuant to Rule 13d-3(d)(1)(i), this percentage of ownership was calculated by taking the total number of Series A shares owned by the Reporting Person (i.e., total Series A and Series B shares beneficially owned by the Reporting Person, including the total number of Series A and Series B shares subject to presently exercisable options) and dividing that number by the total number of Series A shares outstanding (i.e., the total Series A shares outstanding plus the Series B holdings of the Reporting Person plus the Reporting Person's Series A and Series B shares subject to presently exercisable options). The outstanding Series A shares used in this calculation include Series A shares into which the Series B holdings of the Reporting Person are convertible but does not contemplate the conversion of the Series B holdings of any other individual or entity. If the percentage were calculated to include all of the outstanding Series B shares which are convertible to Series A shares, the Reporting Person would be deemed to be the beneficial owner of 7.6% of the outstanding Series A shares.

CUSIP No. 080555 10 5                                         Page 5 of 6 Pages


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        The Reporting Person's children are remaindermen of the GRATs. The Trusts have the right to receive dividends from, and sales proceeds of, the 43,980 Series A shares and 132,000 Series B shares reported as beneficially owned by the Reporting Person as trustee of the Trusts. The Foundation has the right to receive dividends from, and sales proceeds of, the 111,224 Series B shares reported as beneficially owned by the Reporting Person as Chairman and director of the Foundation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 080555 10 5                                         Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 12, 2003                        /s/ ROBERT W. DECHERD
                                                ------------------------------
                                                Robert W. Decherd